Exhibit 99.1

Financial News

CIBC ANNOUNCES SECOND QUARTER 2015 RESULTS

Toronto, ON – May 28, 2015 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the second quarter ended April 30, 2015.

Second quarter highlights

•	Reported net income was $911 million, compared with $306 million for the second quarter a year ago, and $923 million for the prior quarter.

•	Adjusted net income(1) was $924 million, compared with $887 million for the second quarter a year ago, and $956 million for the prior quarter.

•	Reported diluted earnings per share (EPS) was $2.25, compared with $0.73 for the second quarter a year ago, and $2.28 for the prior quarter.

•	Adjusted diluted EPS(1) was $2.28, compared with $2.17 for the second quarter a year ago, and $2.36 for the prior quarter.

•	Reported return on common shareholders’ equity (ROE) was 19.9% and adjusted ROE(1) was 20.2%.

“We delivered strong results in the second quarter across all business lines,” says Victor G. Dodig, CIBC President and Chief Executive Officer. “We continued to execute well on our client-focused strategy to build a strong, innovative, relationship-oriented bank that delivers consistent and sustainable earnings growth.”

Results for the second quarter of 2015 were affected by the following items of note aggregating to a negative impact of $0.03 per share:

•	$10 million ($8 million after-tax) amortization of intangible assets; and

•	$8 million ($5 million after-tax) loss from the structured credit run-off business.

CIBC’s Basel III Common Equity Tier 1 ratio at April 30, 2015 was 10.8%, and our Tier 1 and Total capital ratios were 12.6% and 15.3%, respectively, on an all-in basis compared with Basel III Common Equity Tier 1 ratio of 10.3%, Tier 1 capital ratio of 12.1% and Total capital ratio of 15.0% in the prior quarter. At the end of this quarter, CIBC’s Basel III Leverage ratio was 3.9% on an all-in basis.

CIBC announced a quarterly dividend increase of 3 cents per common share to $1.09 per share.

Core business performance

Retail and Business Banking reported net income of $583 million for the second quarter, up $37 million or 7% from the second quarter a year ago. Adjusting for items of note, adjusted net income(1) was $584 million, up $21 million or 4%, primarily due to higher revenue, partially offset by higher expenses and loan losses. Revenue was up in both Personal and Business banking as a result of solid volume growth and higher fee revenue.

During the second quarter of 2015, Retail and Business Banking continued to make progress against our objectives of accelerating profitable revenue growth and enhancing the client experience:

•	We launched the new CIBC Mobile Banking App for Apple Watch, furthering CIBC’s innovation leadership for our clients;

•	CIBC introduced a new CIBC Telus co-branded rewards card, strengthening our credit card portfolio and providing more options for our clients; and

•	We announced a partnership with MaRS Discovery District to create a new corporate innovation hub and join MaRS’ new FinTech cluster, continuing our focus on developing the next wave of banking innovations for our clients.

Subsequent to the end of the quarter, CIBC was recognized for continued leadership in mobile banking, sharing the top overall score among the five largest Canadian banks in the Forrester Research Mobile Banking Benchmark.

Wealth Management reported net income of $129 million for the second quarter, up $12 million or 10% from the second quarter a year ago. Adjusting for items of note, adjusted net income(1) was $134 million, up $13 million or 11%.

Revenue of $615 million was up $67 million or 12%, primarily due to higher assets under management (AUM) driven by market appreciation and strong net sales of long-term mutual funds.

During the second quarter of 2015, Wealth Management continued its progress in support of our strategic priority to build our wealth management platform:

•	CIBC Asset Management achieved record long-term mutual fund net sales in the second quarter of $2.5 billion and total year-to-date sales of $3.9 billion;

•	CIBC Investor’s Edge saw account openings rise 50% year over year on strategic client offers, including $6.95 online equity trades and commission-free exchange traded fund trading during this RRSP season; and

•	Atlantic Trust, our U.S. private wealth management business, was named Best Multi-Family Office (National) at the annual Family Wealth Report Awards and was recognized for excellence in investments for the fourth straight year by the Private Asset Management Awards.

Wholesale Banking reported net income of $250 million for the second quarter, up $37 million or 17% from the second quarter a year ago. Excluding items of note, adjusted net income(1) was $255 million, up $27 million or 12%, primarily due to higher revenue from commodities and foreign exchange trading, and higher underwriting and advisory activity.

As a leading wholesale bank in Canada and active in core Canadian industries in the rest of the world, Wholesale Banking acted as:

•	Co-lead arranger and co-underwriter for a $1.8 billion and US$593 million senior secured credit facility, in addition to joint bookrunner on a $950 million bought deal of subscription receipts and extendible convertible debentures in support of DH Corporation’s acquisition of Fundtech;

•	Financial advisor to Veresen on the formation of Veresen Midstream Limited Partnership, a joint venture with KKR, and on the acquisition by the joint venture of certain natural gas assets from Encana and the Cutbank Ridge Partnership for approximately $600 million; and

•	Joint bookrunner on a $750 million issue of 10-year investment grade bonds for Husky Energy Inc.

(1)	For additional information, see the “Non-GAAP measures” section.

Credit quality

Provision for credit losses of $197 million was down $133 million or 40% from the same quarter last year. Excluding items of note in the prior year quarter, the provision for credit losses increased by $12 million largely due to higher losses in the business lending portfolio and higher bankruptcies in the personal lending portfolio. Compared with the prior quarter, provision for credit losses was up $10 million or 5%, mainly due to higher bankruptcies in the card and personal lending portfolios and higher losses in the business lending portfolio, partly offset by lower losses in our U.S. real estate finance portfolio.

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 13 of our 2014 Annual Report. The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

			As at or for the three months ended		As at or for the six months ended
$ millions		2015 Apr. 30	2015 Jan. 31	2014 Apr. 30	2015 Apr. 30	2014 Apr. 30
Reported and adjusted diluted EPS
Reported net income attributable to diluted common shareholders	A	$895	$907	$292	$1,802	$1,441
After-tax impact of items of note (1)		13	33	581	46	355
After-tax impact of items of note on non-controlling interests		-	-	(10)	-	(10)
Adjusted net income attributable to diluted common shareholders (2)	B	$908	$940	$863	$1,848	$1,786
Diluted weighted-average common shares outstanding (thousands)	C	397,785	397,887	398,519	397,833	398,861
Reported diluted EPS ($)	A/C	$2.25	$2.28	$0.73	$4.53	$3.61
Adjusted diluted EPS ($) (2)	B/C	2.28	2.36	2.17	4.64	4.48
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	D	$18,437	$18,123	$17,173	$18,277	$16,872
Reported return on common shareholders’ equity	A/D	19.9%	19.9%	7.0%	19.9%	17.2%
Adjusted return on common shareholders’ equity (2)	B/D	20.2%	20.6%	20.6%	20.4%	21.3%

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total

2015	Reported net income (loss)	$583	$129	$250	$(51)	$911
Apr. 30	After-tax impact of items of note (1)	1	5	5	2	13

	Adjusted net income (loss) (2)	$584	$134	$255	$(49)	$924

2015	Reported net income (loss)	$650	$128	$275	$(130)	$923
Jan. 31	After-tax impact of items of note (1)	(32)	4	(4)	65	33

	Adjusted net income (loss) (2)	$618	$132	$271	$(65)	$956

2014	Reported net income (loss)	$546	$117	$213	$(570)	$306
Apr. 30	After-tax impact of items of note (1)	17	4	15	545	581

	Adjusted net income (loss) (2)	$563	$121	$228	$(25)	$887

$ millions, for the six months ended

2015	Reported net income (loss)	$1,233	$257	$525	$(181)	$1,834
Apr. 30	After-tax impact of items of note (1)	(31)	9	1	67	46

	Adjusted net income (loss) (2)	$1,202	$266	$526	$(114)	$1,880

2014	Reported net income (loss)	$1,292	$231	$477	$(517)	$1,483
Apr. 30	After-tax impact of items of note (1)	(86)	7	(34)	468	355

	Adjusted net income (2)	$1,206	$238	$443	$(49)	$1,838

(1)	Reflects impact of items of note under “Financial results” section.
(2)	Non-GAAP measure.

Items of note

	As at or for the three months ending			As at or for the six months ending
	2015	2015	2014	2015	2014
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
Gain arising from accounting adjustments on credit card-related balance sheet amounts	$-	$(46)	$-	$(46)	$-
Gain on sale of an investment in our merchant banking portfolio	-	(23)	-	(23)	-
Gain in respect of the Aeroplan transactions with Aimia Canada Inc. and TD, net of costs relating to the development of our enhanced travel rewards program	-	-	22	-	(217)
Loss from the structured credit run-off business	8	12	4	20	15
Amortization of intangible assets	10	11	9	21	17
Decrease in collective allowance (1) recognized in Corporate and Other	-	-	-	-	(26)
Charge resulting from operational changes in the processing of write-offs in Retail and Business Banking	-	-	-	-	26
Gain in our exited European leveraged finance portfolio	-	-	-	-	(78)
Loan losses in our exited U.S. leveraged finance portfolio	-	-	22	-	22
Restructuring charges related to ongoing efforts to align resources to better serve our clients	-	85	-	85	-
Charges relating to CIBC FirstCaribbean	-	-	543	-	543
Pre-tax impact of items of note on net income	18	39	600	57	302
Income tax impact on above items of note	(5)	(6)	(19)	(11)	53
After-tax impact of items of note on net income	13	33	581	46	355
After-tax impact of items of note on non-controlling interests	-	-	10	-	10
After-tax impact of items of note on net income attributable to common shareholders	$13	$33	$571	$46	$345
(1)	Relates to the collective allowance, except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs.

Making a difference in our Communities

CIBC is committed to building a bank that is relevant to our clients, our team members and communities, and supports causes that matter to them. During the quarter we:

•	Marked International Women’s Day with a new $500,000 donation to the Canadian Women’s Foundation to help women living in poverty gain the skills they need to succeed; and

•	Celebrated the 100-day countdowns to the TORONTO 2015 Pan Am and Parapan Am Games, the largest international multi-sport event ever to be held in Canada, as well as the opening of the CIBC Pan Am/Parapan Am Athletes’ Village.

During the quarter, CIBC was named:

•	One of the Best Workplaces in Canada;

•	One of Canada’s Best Diversity Employers; and

•	One of Canada’s Top Employers for Young People.

(The board of directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer and the Chief Financial Officer of CIBC to certify CIBC’s second quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the Securities and Exchange Commission a certification relating to CIBC’s second quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators).

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Core business performance” and “Making a difference in our Communities” sections of this news release, and the Management’s Discussion and Analysis in our 2014 Annual Report under the heading “Financial performance overview – Outlook for calendar year 2015” and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for calendar year 2015 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Outlook for calendar year 2015” section of our 2014 Annual Report, as updated by quarterly reports, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the U.S. Foreign Account Tax Compliance Act and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and Europe’s sovereign debt crisis; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section starting on page 40 of our 2014 Annual Report. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

Conference Call/Webcast

The conference call will be held at 8:30 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-877-405-9213, passcode 6272962#) and French (514-861-2255, or toll-free 1-877-405-9213, passcode 1883806#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2015 second quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 6371479#) and French (514-861-2272 or 1-800-408-3053, passcode 8556162#) until 23:59 (ET) June 4, 2015. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading Canadian-based global financial institution with nearly 11 million personal banking and business clients. Through our three major business units—Retail and Business Banking, Wealth Management and Wholesale Banking—CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada with offices in the United States and around the world. You can find other news releases and information about CIBC in our Media Centre on our corporate website at www.cibc.com/ca/media-centre/.

For further information:

Investor Relations:
Geoff Weiss, SVP	416-980-5093	geoffrey.weiss@cibc.com
Jason Patchett, analyst enquiries	416-980-8691	jason.patchett@cibc.com
Alice Dunning, investor enquiries	416-861-8870	alice.dunning@cibc.com

Media Enquiries:
Kevin Dove	416-980-8835	kevin.dove@cibc.com
Erica Belling	416-594-7251	erica.belling@cibc.com